SEC
Mail Processing
Section

MAR 02 2021

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21002106

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SEC FILE NUMBER
8-26090

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street, Suite #524
(No. and Street)

Providence	**RI**	**02903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Windy Fino **(401) 272-4700**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

David Lundgren & Company
(Name - if individual, state last, first, middle name)

505 North Mur-Len Rd	**Olathe**	**KS**	**66062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Windy Fino, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Meridien Financial Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Michelle M. Noon
Notary Public
State of Rhode Island
My Commission Expires 4/7/23

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIEN FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a **CONFIDENTIAL** document.

HUNTLEIGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2020

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Meridien Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridien Financial Group, Inc. as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meridien Financial Group, Inc.'s management. Our responsibility is to express an opinion on Meridien Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meridien Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Meridien Financial Group Inc.'s auditor since 2019.

Olathe, Kansas
February 24, 2021

CONTENTS

MERIDIEN FINANCIAL GROUP, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current Assets:	
Cash	$ 12,406
Prepaid expenses	295
Deferred tax asset (net of reserve $48,000)	14,000
Total Current Assets	26,701
TOTAL	$ 26,701

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 699
Total Liabilities	699
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized 400 shares issued 374 shares	20,125
Additional paid-in-capital	191,002
Deficit	(185,125)
Total Stockholder's Equity	26,002
TOTAL	$ 26,701

The accompanying notes are an integral part of this financial statement

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) was formed as a "C" Corporation on March 24, 1981 in Rhode Island as Lauderdale Investment Company. It was approved as a broker/dealer by the Securities and Exchange Commission on May 15, 1981, pending acceptance of membership by a Self-Regulatory Organization. On October 5, 1981, it was approved for membership by the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority "FINRA") to conduct operations as an approved broker dealer. On January 19, 2001, the Company changed its name to Meridien Financial Group, Inc.

During this period, the Company conducted business as a limited disclosure broker dealer, and on January 5, 1999, the Company executed a membership agreement with FINRA under which the Company is approved to conduct business under SEC Rule 240.15c3-3(k)(1). On December 21, 2018, the Company initiated a bulk transfer of all of its customer accounts to Pensionmark Securities, LLC.

In 2020, the Company earned revenue from the sale of variable products and shares in registered investment companies. The Company estimates that approximately 80% of its revenues are earned in the State of Rhode Island and the balance in the State of Massachusetts.

A Summary of the Company's significant accounting policies follows:

Commissions receivable: On a periodic basis, management evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Revenue recognition: All revenues of the Company are recorded in accordance with ASC 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time. The Company has contracts with selling agents to sell mutual funds, variable life insurance, and variable annuities. The fees can vary based upon the percentage in the contracts and the products sold in any given month. Therefore, all fees are considered variable but are assigned to the one performance obligation. Commissions and fees are paid directly from the plan providers according to plan or policy schedules, either weekly, monthly, quarterly or annually as defined in those selling agreements.

Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers via application-way basis. The Company relies on aggregate statements issued regularly by the plan providers for this information and recognized revenue at that time.

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management consist of depreciation and deferred taxes. Actual results could differ from those estimates.

Fair value measurements
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value. The Company's financial instruments, including commissions receivable, prepaid expenses, other assets, accounts payable and commissions payable, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Income taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions. The open tax years are 2018-2020.

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

Recent Accounting Pronouncements

On January 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard has had no impact on the Company's financial position and results of operations.

On January 1, 2020, the company adopted ASU No. 2016-13, *Financial Instruments - Credit losses (Topic 326)* ("ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2018. This standard has had no impact on the Company's financial position and results of operations.

On January 1, 2020, the company adopted ASU No. 2018-13, *Fair Value Measurements (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.* The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. This standard has had no impact on the Company's financial position and results of operations.

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. At December 31, 2020, the balance did not exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company paid commissions of $654 to the shareholder of the Company, as a Registered Representative during 2020. At December 31, 2020, there were no commissions due to the shareholder of the Company.

In 2018, the Company entered into an expense sharing agreement with a related entity, which covered all operating expenses, except direct expenses that are required to be paid by the broker-dealer. Total expenses for the year ended December 31, 2020 were $36,000.

MERIDIEN FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 4. INCOME TAXES (BENEFIT)

The components of the income tax benefit (provision) for the year ended December 31, 2020 are as follows:

	2020
Deferred	
Federal	6,000
State	1,000
Less valuation allowance	(7,000)
	$ -

The Company has reserved a portion of the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate enough taxable income in the future to realize the tax benefits of the entire deferred tax amount.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2020:

Federal tax rate	(21%)
State tax rate	(7%)
Change in valuation allowance	28%
Effective tax rate	- %

Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2020 are as follows:

	2020
Deferred tax assets	
Federal NOL's	$ 51,000
State NOL's	11,000
Net Deferred tax assets	62,000
Less valuation allowance	(48,000)
	$ 14,000

Note 4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $11,707, which was $6,707 in excess of its required net capital of $5,000. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.

Note 5. INCOME TAXES (BENEFIT) (CONTINUED)

Unused net operating losses available to the Company as a reduction of future taxable income and tax liabilities are approximately $240,000 at December 31, 2020. These unused net operating losses are available through 2040.

At December 31, 2020 the Company had approximately $240,000 in net operating loss carry forwards available to offset future taxable income. These losses, if unused, will expire through tax years ending December 31, 2040. The availability and use of these losses is limited due to a change in operations in accordance with IRC Section 382. As of December 31, 2020, tax years ending December 31, 2018, 2019 and 2020 were still open for examination under the statute of limitations.

The tax information as of and for the year ended December 31, 2020, is based on management's preliminary tax analysis prior to completion of the 2020 income tax return.

Note 6. STOCKHOLDER'S EQUITY

The Company now has one shareholder who owns 100% of the outstanding common stock.

Note 7. COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies at December 31, 2020.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filings as of December 31, 2020.

Note 9. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2021, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2020.